Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kirby Corporation:
We consent to the use of our reports dated February 25, 2011, with respect to the consolidated balance sheets of Kirby Corporation and consolidated subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 10-K of Kirby Corporation and consolidated subsidiaries incorporated by reference herein and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.
/s/ KPMG LLP
Houston, Texas
May 3, 2011